Filed by Level 3 Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited

Updated Sunday, April 10, 10:30 p.m.

This message is being sent to all Level 3 vice presidents. Moments ago, we announced a definitive agreement to acquire Global Crossing. In 30 minutes, I will send the communication below to all Level 3 employee-owners. Leaders across the company will play an important role in this event; take a few minutes to understand what we expect from you:

•                  Read and understand the Rules of Engagement; these are important to how we can legally conduct business between now and closing.

•                  Read and understand the press release and listen to the Investor Webcast (a replay will be available later today via the same link).

•                  If there is anything you don’t understand, please contact your manager for clarification.

•                  Support the strategic direction of the company and the role this acquisition plays in that strategy.

•                  Ensure you are a resource to your team concerning the rationale behind the deal.

•                  Make yourself available to your teams and answer questions they may have.

•                  Ensure your direct reports listen to the call Jeff and I are hosting, scheduled for 12:00 noon ET today (invite to follow).

•                  Attend the VP call on Tuesday (invite to follow).

•                  Ensure your team attends your group’s all hands on this topic.

We are committed to communicate often and in a straightforward manner throughout the process, and to arm you with tools to help you lead through change.

Communications timeline:

•                  5:30 a.m. MT — press release crosses the wire

•                  5:35 a.m. MT — e-mail to people managers, VPs and above from Jim Crowe

•                  5:35 a.m. MT — EONet post

•                  6:00 a.m. MT — e-mail to all EOs from Jim Crowe

•                  6:00 a.m. MT — calendar invite to all EOs to attend all employee-owner call with Jim Crowe and Jeff Storey, scheduled for 12:00 noon ET Monday (invite to follow).

•                  7:00 a.m. MT — e-mail to Sales from Andrew Crouch

•                  Noon ET — all employee-owner call with Jim Crowe and Jeff Storey

•                  Rest of the day — calendar invite to VPs from Jeff Storey, all hand invites to individual groups from leaders to groups

•                  Tuesday — VP and above meeting with Jeff Storey

•                  Rest of the week — all hands occur for groups

****************************************

Level 3 Employee-owners:

I am delighted to confirm that earlier today we announced a definitive agreement to acquire Global Crossing, a publicly held global provider of communications services. Joining the strengths and reach of each network and talented people, the combined business will operate a unique global services platform anchored by fiber optic networks on three continents, connected by extensive undersea facilities. This is a great opportunity to create value for our customers, employee-owners and stockholders, and Jeff and I believe this will move us further down the path of achieving our new vision — to be the trusted connection to the networked world.

As this is an important milestone for our company, I strongly encourage you to read the press release which explains the details of the transaction, and listen to the investor Webcast at 7:00 a.m. MT this morning (a replay will be available via the same link later today). Jeff and I will hold an all employee-owner call today, scheduled for 12:00 noon ET (invite to follow)

to provide more context. Leaders across the company will be holding all-hands meetings in the coming days as well. To ensure we address your questions in these various forums, please send them to the Internal Communications team.

We expect the transaction to close before the end of the year; however, the timing is subject to regulatory, antitrust and stockholder approvals. Until the transaction is closed, we will conduct business as usual. Both companies are required by law to continue to act as independent competitors in the industry. To this end, the federal government strictly regulates communications and interactions in accordance with antitrust laws. I ask that you review and abide by the Rules of Engagement.

We will communicate with you on an ongoing basis as more information about the transaction and timing becomes available; once we close the deal, we will increase our communication regarding integration activities. In the meantime, check EONet for updates and please direct any unanswered questions to your manager or to myHR Service Center (1-877-333-6947).

While this is exciting news for Level 3, we cannot let the acquisition become a distraction from our important day-to-day business; it is essential for each of us to stay focused on our objectives to meet our 2011 revenue and customer experience targets. We understand a transaction of this nature can challenge that focus and Jeff and I are confident that our highly capable and dedicated employee-owners will be able to make 2011 and this acquisition a success.

Regards,

Jim Crowe

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov.  In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to:  Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3’s and Global Crossing’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Apollo Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement; (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect Level 3’s and the combined business’ results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors.  The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

This message is being sent to all Level 3 people mangers. Moments ago, we announced a definitive agreement to acquire Global Crossing. In 30 minutes, I will send the communication below to all Level 3 employee-owners. Leaders across the company will play an important role in this event; take a few minutes to understand what we expect from you:

•                  Read and understand the Rules of Engagement; these are important to how we can legally conduct business between now and closing.

•                  Read and understand the press release and listen to the Investor Webcast (a replay will be available later today via the same link).

•                  If there is anything you don’t understand, please contact your manager for clarification.

•                  Support the strategic direction of the company and the role this acquisition plays in that strategy.

•                  Ensure you are a resource to your team concerning the rationale behind the deal.

•                  Make yourself available to your teams and answer questions they may have.

•                  Ensure your direct reports listen to the call Jeff and I are hosting, scheduled for 12:00 noon ET today (invite to follow).

•                  Ensure your team attends your group’s all hands on this topic.

We are committed to communicate often and in a straightforward manner throughout the process, and to arm you with tools to help you lead through change.

Communications timeline:

•                  5:30 a.m. MT — press release crosses the wire

•                  5:35 a.m. MT — e-mail to people managers, VPs and above from Jim Crowe

•                  5:35 a.m. MT — EONet post

•                  6:00 a.m. MT — e-mail to all EOs from Jim Crowe

•                  6:00 a.m. MT — calendar invite to all EOs to attend all employee-owner call with Jim Crowe and Jeff Storey, scheduled for 12:00 noon ET Monday (invite to follow).

•                  7:00 a.m. MT — e-mail to Sales from Andrew Crouch

•                  Noon ET — all employee-owner call with Jim Crowe and Jeff Storey

•                  Rest of the day — all hand invites to individual groups from leaders to groups

•                  Rest of the week — all hands occur for groups

****************************************

Level 3 Employee-owners:

I am delighted to confirm that earlier today we announced a definitive agreement to acquire Global Crossing, a publicly held global provider of communications services. Joining the strengths and reach of each network and talented people, the combined business will operate a unique global services platform anchored by fiber optic networks on three continents, connected by extensive undersea facilities. This is a great opportunity to create value for our customers, employee-owners and stockholders, and Jeff and I believe this will move us further down the path of achieving our new vision — to be the trusted connection to the networked world.

As this is an important milestone for our company, I strongly encourage you to read the press release which explains the details of the transaction, and listen to the investor Webcast at 7:00 a.m. MT this morning (a replay will be available via the same link later today). Jeff and I will hold an all employee-owner call today, scheduled for 12:00 noon ET (invite to follow) to provide more context.  Leaders across the company will be holding all-hands meetings in the coming days as well. To ensure we address your questions in these various forums, please send them to the Internal Communications team.

We expect the transaction to close before the end of the year; however, the timing is subject to regulatory, antitrust and stockholder approvals. Until the transaction is closed, we will conduct business as usual. Both companies are required by law to continue to act as independent competitors in the industry. To this end, the federal government strictly regulates communications and interactions in accordance with antitrust laws. I ask that you review and abide by the Rules of Engagement.

We will communicate with you on an ongoing basis as more information about the transaction and timing becomes available; once we close the deal, we will increase our communication regarding integration activities. In the meantime, check EONet for updates and please direct any unanswered questions to your manager or to myHR Service Center (1-877-333-6947).

While this is exciting news for Level 3, we cannot let the acquisition become a distraction from our important day-to-day business; it is essential for each of us to stay focused on our objectives to meet our 2011 revenue and customer experience targets. We understand a transaction of this nature can challenge that focus and Jeff and I are confident that our highly capable and dedicated employee-owners will be able to make 2011 and this acquisition a success.

Regards,

Jim Crowe

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov.  In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to:  Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3’s and Global Crossing’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Apollo Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement; (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect Level 3’s and the combined business’ results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective  filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors.   The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Level 3 Employees

I am delighted to confirm that earlier today we announced a definitive agreement to acquire Global Crossing, a publicly held global provider of communications services. Joining the strengths and reach of each network and talented people, the combined business will operate a unique global services platform anchored by fiber optic networks on three continents, connected by extensive undersea facilities. This is a great opportunity to create value for our customers, employee-owners and stockholders, and Jeff and I believe this will move us further down the path of achieving our new vision — to be the trusted connection to the networked world.

As this is an important milestone for our company, I strongly encourage you to read the press release which explains the details of the transaction, and listen to the investor Webcast at 7:00 a.m. MT this morning (a replay will be available via the same link later today Jeff and I will hold an all employee-owner call today, scheduled for 12:00 noon ET (invite to follow) to provide more context. Leaders across the company will be holding all-hands meetings in the coming days as well. To ensure we address your questions in these various forums, please send them to the Internal Communications team.

We expect the transaction to close before the end of the year; however, the timing is subject to regulatory, antitrust and stockholder approvals. Until the transaction is closed, we will conduct business as usual. Both companies are required by law to continue to act as independent competitors in the industry. To this end, the federal government strictly regulates communications and interactions in accordance with antitrust laws. I ask that you review and abide by the Rules of Engagement.

We will communicate with you on an ongoing basis as more information about the transaction and timing becomes available; once we close the deal, we will increase our communication regarding integration activities. In the meantime, check EONet for updates and please direct any unanswered questions to your manager or to myHR Service Center (1-877-333-6947).

While this is exciting news for Level 3, we cannot let the acquisition become a distraction from our important day-to-day business; it is essential for each of us to stay focused on our objectives to meet our 2011 revenue and customer experience targets. We understand a transaction of this nature can challenge that focus and Jeff and I are confident that our highly capable and dedicated employee-owners will be able to make 2011 and this acquisition a success.

Regards,

Jim Crowe

Important Information For Investors And Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of  Global Crossing Limited (“Global Crossing”) for their consideration.  Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov.  In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:  Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to:  Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3’s and Global Crossing’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Apollo Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement; (4) the inability to successfully integrate the businesses of Level 3 and Global

Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect Level 3’s and the combined business’ results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective  filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors.   The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Calendar invite issued to all employee-owners via e-mail (DL-All Employees Global)

Please join me in an audio Webcast today, Monday, April 11, at 10am MT, to discuss our recent announcement. The Webcast link will follow shortly.

Regards,

Jim Crowe

Calendar invite updated with Webcast info to all employee-owners